McGUIREWOODS LLP                                                      MEMORANDUM
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TO:       Tim Buchmiller

FROM:     Patrick Zabatta

CC:       William A. Newman, David B. Swank, Christopher Geberth

DATE:     January 25, 2007

RE:       Diomed Holdings, Inc. SB-2 -- Supplemental Information

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Thank you again, Tim, for the opportunity to provide supplemental information to assist in your consideration of our January 9, 2007 response to the Commission's comment letter dated December 21, 2006.

Pursuant to our conversation and to reiterate that information that I provided to you yesterday evening, I enclose a table setting forth certain information regarding those selling stockholders in Diomed's originally filed SB-2 comprising groups of affiliates of one another, including the percentage of outstanding shares underlying derivative securities held, being registered in the SB-2 and previously registered, by each group, as compared to the total outstanding shares of Diomed's common stock that are held by non-affiliates of Diomed.

Thank you again for your continued assistance.


                                              Patrick G.Zabatta




                                                                McGuireWoods LLP

GROUP (NOT INDIVIDUAL) SELLING STOCKHOLDERS IN DIOMED 2006 FINANCING

                                 Common Shares          Common Shares         Percent of Outstanding       Percent of Outstanding
                                  underlying          Being Registered             Common Shares                Common Shares
Name of Selling                   Derivative         and Offered under         underlying Derivative        underlying Derivative
Stockholder Group                Securities(1)       This Prospectus(2)          Securities(4),(5)            Securities(4),(6)
-----------------                -------------       ------------------          -----------------            -----------------
"Westfield Group"                1,740,000.00            2,175,000                  0.090464487                   0.08295959

"New England/Nexus Group"        1,304,348.00            1,630,435                  0.067814467                  0.063507724

"ProMed Group"                   3,568,693.00            4,460,866                  0.185540219                  0.156502678

"Advantage Group"                  455,760.00              569,700                  0.023695457                  0.023146978

"Gruber & McBain Group"          1,823,040.00            2,278,801                  0.094781826                  0.086575995

"North Sound Group" (A)          4,566,299.00            5,707,874                  0.237406837                  0.191858352

TOTAL                              13,458,140           16,822,676                  0.699703292                  0.411662021

                              Common Shares Registered       Total Common Shares
                               and Offered under Prior        Registered under
                               Registration Statements       this Prospectus and
Name of Selling                    but not Covered              under Prior
Stockholder Group               by this Prospectus(3)      Registration Statements
-----------------               ---------------------      -----------------------
"Westfield Group"                            0                   2,175,000

"New England/Nexus Group"                    0                   1,630,435

"ProMed Group"                         320,000                   4,780,866

"Advantage Group"                      130,000                     699,700

"Gruber & McBain Group"                320,000                   2,598,801

"North Sound Group" (A)                800,000                   6,507,874

TOTAL                                1,570,000                  18,392,676

                                           Percent of Outstanding                    Percent of Outstanding
                                        Common Shares Total Common                    Common Shares Total
                                       Shares Registered under this              Shares Registered under this
Name of Selling                          Prospectus and under Prior                Prospectus and under Prior
Stockholder Group                      Registration Statements(4),(5)            Registration Statements(4),(6)
-----------------                      ------------------------------            ------------------------------
"Westfield Group"                                0.113080608                               0.10159247

"New England/Nexus Group"                        0.084768084                               0.078143969

"ProMed Group"                                   0.248562408                               0.185753839

"Advantage Group"                                0.036378162                               0.028579646

"Gruber & McBain Group"                          0.135114482                               0.104374789

"North Sound Group" (A)                          0.338351426                               0.221734406

TOTAL                                                 0.9563                                    0.7202

                                      NOTES

(*) For purposes of this presentation, ownership of shares constitutes "beneficial ownership" calculated pursuant to Rule 13d-3 of the Rules and Regulations under the Securities Exchange Act of 1934, as amended. Accordingly, for purposes of setting forth ownership, we have given effect to the limitations on ownership applicable to the selling stockholders under the terms of the preferred stock the Company issued on September 29, 2006 and warrants we issued in the September 30, 2005 financing transaction (described under "Liquidity and Capital Resources," in the registration statement). Ownership figures also assume that the selling stockholders do not acquire or dispose of any shares of common stock and that the selling stockholders sell all shares of common stock we are registering hereunder on their behalf.

(1) Amounts reflect the number of shares of common stock issuable upon conversion or exercise of the derivative securities held by the respective selling stockholders (consisting of (i) preferred stock issued September 29, 2006, (ii) additional shares issuable under the antidilution provisions of warrants outstanding that were issued September 30, 2005 and/or (iii) additional shares issuable under the antidilution provisions of convertible debentures issued October 25, 2004, as the case may be), without giving effect to any additional shares the Company is registering as a 25% "allowance" for possible future antidilution adjustments, pursuant to its contractual obligations to the holders of the derivative securities. No events have occurred to date which would trigger an antidilution adjustment to the derivative securities beyond the amounts referenced in this column.

(2) Amount reflects a 25% allowance for possible future antidilution adjustments to derivative securities held, which the Company is contractually obligated to register on behalf of the selling stockholders. For example, the North Sound group owns derivative securities representing 4,566,299 shares of common stock (4,356,521 shares underlying 2006 preferred stock and 209,778 shares underlying antidilution warrants issued due to the antidilution adjustment to the 800,000 warrants issued to North Sound in the 2005 financing transaction triggered by the 2006 financing (which is in addition to the 800,000 warrants issued in the 2005 financing transaction and covered by the prior registration statement), but the Company is registering 125% of the foregoing, or, 5,707,874 shares of common stock, on behalf of the North Sound group. No events have occurred to date which would trigger an antidilution adjustment to the derivative securities referenced under the preceding column.

(3) Includes base amount (without regard to allowances for antidilution) of shares registered (x) in 2005 in respect of warrants but not shares of preferred stock as to which the pending registration relates as it pertains to preferred stock registered in 2005 but subsequently cancelled in exchange for 2006 preferred stock being registered presently and (y) in 2004 in respect of convertible debentures and warrants.

(4) Percentages based on the 19,234,067 shares of common stock issued and outstanding as of September 30, 2006 that were held by non-affiliates, determined as follows:

Total Common Shares outstanding as of 9/30/06:                        19,448,728

Common Shares held by affiliates as of 9/30/06:                          214,661

      Directors and Officers
      ----------------------
      James A. Wylie (CEO):                 165,961
      David Swank (CFO):                     15,000
      Christopher Geberth (VP):               4,000
      Ed Snape (Director):                    9,000
      Peter Klein (Director):                 9,100
      Geoffrey Jenkins (Director):            6,600
      Joseph Harris (Director):               2,000
      Gary Brooks (Director):                 3,000
                                          ---------
      TOTAL                                 214,661

Common Shares held by non-affiliates as of 9/30/06:                   19,234,067

Only those stockholders who are directors and officers of the Company are included in shares owned by affiliates for purposes of the above because, on the basis of the analysis set forth in pages 8 and 9 of our letter dated December 6, 2006 responding to the SEC's comment letter dated November 29, 2006 as to those persons who ought to be considered "affiliates" of the Company. Accordingly, those shares held by other stockholders whose shares are included in the table of beneficial ownership included in the Registration Statement are not included in the 19,234,067 figure noted above.

(5) Percentages based on 19,234,067 shares outstanding and held by non-affiliates.

(6) For purposes of determining percentages held, those shares being registered that underly derivative securities issued September 29, 2006 are not outstanding but are added into the denominator for each respective selling stockholder, such that the percentage equals a fraction, the numerator of which is the number of shares beneficially owned before or after the offering (as the case may be, denoted by the column heading) and the denominator of which is the sum of 19,234,067 plus the number of underlying shares beneficially owned before or after the offering (as the case may be).

(A) The North Sound Group acquired the securities being registered pursuant to the financing transaction that the Company completed on September 30, 2005, wherein the North Sound investors, in the aggregate, paid $5,000,000 to the Company and received (i) 2,000,000 shares of 2005 preferred stock (convertible into common stock at $2.50 per share) with a liquidation preference of $3.00 per share and (ii) 800,000 common stock purchase warrants. The common shares underlying the foregoing (including a 25% "allowance" for possible future antidilution adjustments) were registered in 2005 (File No. 333-129584). To date, North Sound has not sold any securities it purchased from the Company in the 2005 financing transaction and continues to hold all common shares underlying derivative securities acquired from its $5,000,000 investment in the 2005 financing transaction. The 2005 preferred stock initially issued to North Sound and all other investors in the 2005 financing transaction was tendered by the holders thereof and cancelled by the Company in exchange for shares of 2006 preferred stock issued September 29, 2006. North Sound did not pay any cash consideration to the Company when it exchanged its 2005 preferred stock for shares of 2006 preferred stock. The 2006 preferred stock has a number of different features from the 2005 preferred shares, including an effective conversion price of $1.15 per share and an effective liquidation preference of $1.38 per share. The 2006 financing transaction also triggered antidilution provisions of the warrants issued in the 2005 financing transaction, resulting in a decrease of the warrant exercise price from $2.50 to $1.98 per share and an increase in the number of underlying warrants from an aggregate of 1,800,000 (800,000 of which are held by the North Sound Group) to 2,272,000 (1,000,000 of which are held by the North Sound Group). This amount is slightly higher than the 25% allowance included in the 2005 registration statement, and accordingly, we determined to register the entire amount of antidilution warrants (not just the excess of the previously registered allowance) under the current registration statement.